EXHIBIT 1.1

April 13, 2007

ICF Corporation
4030 Pike Lane
Concord, CA 94520

Attention: Chief Financial Officer

Dear Sir/Madame:

Re: Outstanding Obligations Between ICF Corporation(f/k/a COMC, Inc.) and Laurus Master Fund, Ltd.

WHEREAS, ICF Corporation, a Delaware corporation (the “Company”), and Laurus Master Fund, Ltd. (“Laurus”) are parties to (i) a Securities Purchase Agreement dated as of November 30, 2004 (as amended, modified or supplemented from time to time, the “Purchase Agreement”); (ii) the Related Agreements referred to in the Purchase Agreement, as the same may have been amended restated, modified or supplemented from time to time; (iii) a Security Agreement by and among the Company, IFC Communication Solutions, Inc. (“IFC”), and Laurus dated as of November 30, 2004 (as amended, modified or supplemented from time to time, the “Security Agreement”); (iv) the Ancillary Agreements referred to in the Security Agreement, as the same may have been amended restated, modified or supplemented from time to time; and (v) any other written agreements, including, but not limited to, any stock purchase warrants or options heretofore issued by the Company to Laurus (the documents referred to in items (i) through (v) above, each as amended, restated, modified or supplemented from time to time being referred to collectively herein as the “Security Documents”);

WHEREAS, pursuant to the Purchase Agreement, Laurus purchased a Secured Convertible Term Note (as amended, restated, modified or supplemented from time to time, the “Term Note”) in the aggregate principal amount of $2,000,000;

WHEREAS, pursuant to the Security Agreement, Laurus agreed to make certain loans to the Company not to exceed $4,500,000 in the aggregate principal amount at any time outstanding, to be evidenced by one or more Secured Minimum Borrowing Notes and a Secured Revolving Note (together with the Term Note, each as amended, modified or supplemented from time to time, the “Notes”, and collectively with the Security Documents, the “Laurus Documents”);

WHEREAS, certain events of default have occurred under the Laurus Documents (collectively, the “Defaults”); and

WHEREAS, as of April 13, 2007, the aggregate outstanding principal amount due under the Notes is $5,194,611.15 (the “Obligations”).

Laurus proposes settlement of the Defaults and the assignment of the Obligations to Peter Graf (together with any co-investors, “Graf”) pursuant to the terms set out in this letter agreement (the “Letter Agreement”):

1.
Upon the execution hereof, (i) first, Laurus (subject to the consummation of the other transactions contemplated in this Section 1 and Section 2 of this Letter Agreement) hereby forgives any and all accrued interest and penalties on the Obligations, and (ii) then, Laurus hereby sells and assigns to Graf, and Graf purchases and acquires from Laurus, all of Laurus’ right, title and interest in and to the Notes and the Obligations thereunder, together with any security interests, liens, encumbrances and mortgages securing the Obligations, in exchange for a payment from Graf to Laurus in the sum of $2,000,000 plus the amount, if any, by which the Obligations exceed $5,200,000 or minus the amount, if any, by which the Obligations are less than $5,200,000, in cash via wire transfer in immediately available funds in accordance with the wire transfer instructions set forth on Exhibit A hereto. Such sale and assignment shall be made by Laurus without representation or warranty (other than of title) and shall otherwise be without recourse to Laurus. Upon the consummation of such sale and assignment, in no event shall the Company make, nor shall Graf accept, any payments on the Obligations, except for equity issued upon conversion thereof in accordance with Section 4 of this Letter Agreement.

2.
Laurus hereby agrees that upon its receipt from the Company of five-year warrants (the “Laurus Warrants”) to purchase a number of shares of Common Stock of the Company (“Common Stock”) that equals 30% of the outstanding shares of Common Stock (giving effect to the transactions contemplated in Section 4 of this Letter Agreement) on a fully-diluted basis, at a price of $0.01 per share in the form attached hereto as Exhibit B, all warrants or options heretofore issued by the Company to Laurus (other than the Laurus Warrants) shall be cancelled.

3.
The Company shall use commercially reasonable efforts, consistent with the Company’s directors’ fiduciary duties, to cause the shareholders of the Company to sell the Company within 24 months from the date hereof (the “Sale Transaction”). The Company agrees to consult with Laurus with respect to any proposed Sale Transaction. A Sale Transaction shall include (i) a sale of all or substantially all of the assets of the Company in an arm’s length transaction; (ii) a sale by the shareholders of the Company of shares representing at least 50%, on a fully diluted basis, of the equity interest of the Company in an arm’s length transaction; or (iii) a corporate transaction (including a merger) conducted in an arm’s length manner, following which the current shareholders of the Company cease to hold, in the aggregate, at least 50%, on a fully diluted basis, of the equity interest of the entity surviving such merger or other transaction. So long as Laurus holds any portion of the Laurus Warrants, as further consideration for settlement of the Defaults and the assignment of the Obligations, as the case may be, (i) the Company, in respect of a Sale Transaction consummated pursuant to clause (i) above, and (ii) Graf, in respect of a Sale Transaction consummated pursuant to either clause (ii) or (iii) above, hereby agree to pay, transfer and/or forward to Laurus the Applicable Percentage (as defined below and as determined as of the date of payment) of the payment received by the Company, Graf and other affiliates of the Company, as applicable, in consideration of such Sale Transaction (the “Required Payment”).

The Applicable Percentage shall mean: (x) in respect of the first $2,000,000 of Cash Net Proceeds (as defined below), the product of (I) 0.5 multiplied by (II) the sum of (A) the percentage of the Company’s issued and outstanding Common Stock which, as of the date of determination, is held and/or may be acquired by Laurus upon exercise of the Laurus Warrants plus (B) the percentage of the Company’s issued and outstanding Common Stock which, as of the date of determination, is held and/or may be acquired by Graf and other affiliates of the Company upon exercise of securities of the Company held by Graf and other affiliates of the Company as of the date of determination, and (y) in respect of (i) Cash Net Proceeds received in excess of the first $2,000,000 of Cash Net Proceeds described in (x) above and/or (ii) consideration received through the issuance of securities, the percentage of the Company’s issued and outstanding Common Stock which, as of the date of determination, is held and/or may be acquired by Laurus upon exercise of the Laurus Warrants. Notwithstanding anything herein to the contrary, the Required Payment otherwise required hereunder shall be reduced by such amounts disbursed to Laurus after the date hereof if such amounts are disbursed by the Company or a third party to Laurus solely in its capacity as an equity holder of the Company without reference to the obligations of the Company and Graf set forth in this Section 3. For purposes of this Letter Agreement, “affiliate” shall have the meaning contained in the Securities Act of 1933, as amended (the “Securities Act”), and “Cash Net Proceeds” shall mean the gross cash proceeds received from a Sale Transaction, after subtracting out-of-pocket transaction costs and sales tax (if any) (for the avoidance of doubt, it is understood and agreed that securities and other property shall not be deemed to be Cash Net Proceeds unless such property (but not securities, which shall never be deemed Cash Net Proceeds) received by the Company or shareholders, as applicable, in consideration of a Sale Transaction is converted into cash within 24 months of the date hereof). During the 24 month period following the date hereof, the parties hereto agree to provide Laurus upon its request with an accounting of all such property (but not securities) received by such party in consideration of a Sale Transaction. Upon consummation of a Sale Transaction that does not include the sale by Laurus of the Laurus Warrants to a third party, and receipt by Laurus of the Required Payment, the Laurus Warrants shall be cancelled at the discretion of the Company.

4.
The Company shall use commercially reasonable efforts to cause the shareholders of the Company to convert any and all outstanding debt of the Company to five-year warrants (the “Warrants”) within 120 days after the date hereof (provided that the Company may offer shares to creditors who are not affiliates (as defined in Section 3)). The Warrants and the debt conversion with respect to creditors who are affiliates shall be on no better terms to such affiliates than the terms of the warrant certificate set forth as Exhibit B hereto.

5.
In the case the consideration for a Sale Transaction consists of securities, and if Laurus as an equity holder of the Company otherwise would be entitled in connection with such Sale Transaction to receive in excess of 9.99% of the issued and outstanding shares of common stock of the issuer of such securities, the Company or Graf, as applicable, shall take whatever action as shall be reasonably requested by Laurus so that Laurus shall instead receive warrants or options at a nominal exercise price to acquire the same number of such securities.

6.
Subsequent to the Sale Transaction, if the Sale Transaction constitutes the sale of all or substantially all the assets of the Company, the Company shall use commercially reasonable efforts to cause the outstanding capital stock of the Company (the “Corporate Shell”) to be sold to a third party. Any consideration payable to the Company or the stockholders of the Company who are affiliates (as defined in Section 3 hereof) in connection with such sale of the Corporate Shell shall be paid to Laurus and shall not reduce any other obligations of the Company under this Letter Agreement. Prior to the Company notifying Laurus of a pending sale of the Corporate Shell to a third party, Laurus shall have the option of acquiring the Corporate Shell by paying the non-affiliated stockholders their proportionate share of the fair value of the Corporate Shell.

7.
a) Special Representations. Graf understands that the Notes are being offered pursuant to an exemption from registration contained in the Securities Act of 1933, as amended (the “Securities Act”), based in part upon Graf’s representations contained in this Agreement, including, without limitation, that Graf is an “accredited investor” within the meaning of Regulation D under the Securities Act. Graf has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Notes to be assigned to it under this Agreement and the securities acquired by it upon the conversion of the Notes.

(b) Graf Bears Economic Risk. Graf has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Graf must bear the economic risk of this investment until the Notes and securities are sold pursuant to (i) an effective registration statement under the Securities Act, or (ii) an exemption from registration is available.

(c) Investment for Own Account. The Notes are being sold to Graf for its own account for investment only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution.

(d) Graf Can Protect Its Interest. Graf represents that by reason of its, or of its management’s, business and financial experience, Graf has the capacity to evaluate the merits and risks of its investment in the Notes, and the Securities and to protect its own interests in connection with the transactions contemplated in this Agreement. Further, Graf is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

(e) Accredited Investor. Graf represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

8.	This Letter Agreement shall be binding upon the Company, ICF, Graf and Laurus. The parties shall endeavor to complete and execute all formal documentation contemplated herein.

9.	This Letter Agreement shall be governed by the laws of New York without regard to its principles of conflicts of law.

10.
This Letter Agreement shall constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and subsequent agreements, understandings, negotiations and discussions, whether oral or written, between the parties. No statement made by either party (whether oral or written, express or implied), no course of conduct between the parties, and no other conditions, representations, warranties, or other agreements between the parties in respect of the subject matter of this Letter Agreement (whether oral or written, express or implied, statutory, equitable, or otherwise), shall bind the parties in the absence of a duly executed written agreement.

11.
Neither party shall make any public announcements or disclosures regarding the subject matter of this Letter Agreement (including, without limitation, the announcement or disclosure of the existence or terms of this Letter Agreement) without the prior written consent of the other party, except as may be required by applicable law. The form of any such announcements or disclosures shall be submitted to the other party for prior written approval (which approval shall not be unreasonably withheld).

12.
This Letter Agreement may be executed in any number of and by different parties hereto on separate counterparts, all of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile or electronic pdf transmission shall be deemed to be an original signature hereto.

13.
On and after consummation of the transactions described in Sections 1 and 2 above, each of Laurus and the Company, their successors and assigns, if any, and their agents, servants, employees, affiliates, parent and subsidiary entities and attorneys, do hereby unconditionally and irrevocably hold harmless, remise, release, quitclaim and forever discharge each other and each other’s respective successors and assigns, present or past directors, officers, employees, agents, affiliates, parent and subsidiary entities, stockholders, partners, attorneys, heirs, executors and administrators, if any, of and from any and all rights, liabilities, debts, sums of money, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, damages, judgments, executions, claims and demands, whatsoever, in law or in equity, whether now known or unknown, anticipated or unanticipated, contingent or accrued, which either party has or may have against the other party by reason of any matter or thing whatsoever from the beginning of the world until the date of this Letter Agreement, except only for the obligations set forth in this Letter Agreement.

14.
The parties agree from time to time to execute and deliver all further documents and instruments and to do such further acts and things as any other party may reasonably request in order to effectively carry out the transactions contemplated by this Letter Agreement.

*   *   *

Please indicate your acceptance of the terms and conditions hereof on or before April 13, 2007, by signing below and returning this Letter Agreement by fax to Patrick Regan, Laurus Capital Management (fax: 212-541-4410).

Yours truly,

LAURUS MASTER FUND, LTD.

By:	/s/ Eugene Grin
Name: Eugene Grin
Title:

Agreed and accepted this 13th day of April, 2007

ICF CORPORATION

By:	/s/ Janice B. Fuellhart
Name: Janice B. Fuellhart
Title: Chairman

IFC COMMUNICATION SOLUTIONS, INC.

By:	/s/ Janice B. Fuellhart
Name: Janice B. Fuellhart
Title: Chairman

/s/ Peter Graf
Peter Graf